EXHIBIT (a)(5)(ii)

TEMPLETON DRAGON FUND, INC

FRANKLIN® TEMPLETON® INVESTMENTS	Broward Financial Centre 500 E. Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091 Tel 954-527-7500

For more information, please contact Franklin Templeton Investments at 1-800-342-5236. Members of the media should contact Lisa Gallegos at Franklin Templeton Corporate Communications at 650-312-3395.

TEMPLETON DRAGON FUND, INC. (“TDF”)
ANNOUNCES FINAL RESULTS OF TENDER OFFER

Fort Lauderdale, Florida, May 30, 2003. Templeton Dragon Fund, Inc. (NYSE: TDF) (the “Fund”), a closed-end management investment company, announced today the final results of its tender offer to purchase up to 6,656,425 shares of its outstanding common stock, which expired on Thursday, May 22, 2003 at 12:00 midnight, Eastern time.

A total of 13,861,221.1833 shares were properly tendered and not withdrawn by May 22, 2003, the expiration date for the tender offer and the final date for withdrawals. Because the number of shares tendered exceeded 6,656,425 shares, the number of shares accepted for payment by the Fund was pro-rated based on the total number of shares properly tendered by each shareholder in accordance with the terms of the tender offer. On a pro-rated basis, approximately 48.02% of shares properly tendered by each shareholder have been accepted for payment at a purchase price of $9.97 per share. Mellon Investor Services LLC, the depositary for the tender offer, has received the aggregate proceeds for all accepted shares and is currently in the process of making payment to shareholders for shares properly tendered and accepted for payment and returning to shareholders all other shares tendered but not accepted for payment.

The Fund’s investment manager is Templeton Asset Management Ltd., an indirect wholly owned subsidiary of Franklin Resources, Inc. (NYSE: BEN), a global investment organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust subsidiaries. The San Mateo, CA-based company has over 50 years of investment experience and more than $267 billion in assets under management as of April 30, 2003. For more information, please call 1-800-DIAL BEN® (1-800-342-5236).

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